Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Calumet, Inc. for the registration of common stock, preferred stock, debt securities, and warrants and to the incorporation by reference therein of our report dated February 29, 2024, with respect to the consolidated financial statements of Calumet Specialty Products Partners, L.P. and the effectiveness of internal control over financial reporting of Calumet Specialty Products Partners, L.P. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana
January 14, 2025